UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              CSK Auto Corporation
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    125965103
                                 (CUSIP Number)


                                Michael A. Karsch
                        c/o Karsch Capital Management, LP
                              110 East 59th Street
                                   22nd Floor
                               New York, NY 10022
                                 (212) 507-9782
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 28, 2006
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1 NAME OF REPORTING PERSONS                  Karsch Capital Management, LP
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3 SEC USE ONLY
--------------------------------------------------------------------------------
      4 SOURCE OF FUNDS*   AF
--------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                |_|
--------------------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
--------------------------------------------------------------------------------
NUMBER OF           7    SOLE VOTING POWER                    0
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                  4,082,730
OWNED BY        ----------------------------------------------------------------
THE                 9    SOLE DISPOSITIVE POWER               0
REPORTING       ----------------------------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER             4,082,730

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        4,082,730
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW       |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                   9.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                     PN, IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSONS                   Karsch Management GP, LLC
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware
--------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER                    0
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                  4,082,730
OWNED BY
THE             ----------------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER               0
PERSON WITH     ----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER             4,082,730

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        4,082,730
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW       |_|
                 (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                   9.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 125965103
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSONS                        Michael A. Karsch
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     AF
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER                    0
SHARES          ----------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                  4,082,730
OWNED BY        ----------------------------------------------------------------
THE                 9    SOLE DISPOSITIVE POWER               0
REPORTING       ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER            4,082,730

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        4,082,730
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW       |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                   9.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (this "Schedule 13D") relates to common stock, par value $.01 ("Common Stock") of CSK Auto Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 645 E. Missouri Avenue, Phoenix, Arizona 85012.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Karsch Capital Management, LP ("Karsch Capital"), Karsch Management GP, LLC ("Karsch GP") and Michael A. Karsch (collectively, the "Reporting Persons").

(b) Karsch Capital is a Delaware limited partnership, an investment adviser registered under the Investment Advisers Act of 1940, as amended, and an institutional investment manager within the meaning of Section 13(f) of the Securities Exchange Act of 1934, as amended. Karsch GP is Delaware limited liability company and the general partner of Karsch Capital. Mr. Karsch is the managing member of Karsch GP. The Reporting Persons all have their principal business located at 110 East 59th Street, 22nd Floor, New York, NY 10022.

(c) Karsch Capital is primarily engaged in the business of making investments in securities for accounts under its management. Karsch GP, as the general partner of Karsch Capital, is principally engaged in managing the operating and investment activities of Karsch Capital and Mr. Karsch, as the managing member of Karsch GP, is principally engaged in managing the business activities of Karsch GP.

(d)-(e) During the last five years none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Karsch is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 4,082,730 shares of Common Stock beneficially owned by the Reporting Persons was approximately $50,351,894. The shares were acquired with investment funds in accounts under management of Karsch Capital.

ITEM 4.    PURPOSE OF TRANSACTION.

The securities of the Issuer covered by this Schedule 13D (the "Shares") were originally acquired by Karsch Capital for purposes of investment in the ordinary course of its business. Currently, Karsch Capital is reevaluating the role it intends to play in the Issuer and has had a discussion with management and a member of the Board of the Issuer concerning various operational and financial aspects of the Issuer and various ways of maximizing stockholder value. Karsch Capital believes that the Shares are undervalued at their current market level and that the Issuer should actively pursue a sale of the entire company once it has completed its pending restatement of certain of its past financial statements and becomes current with its SEC reporting obligations. Karsch Capital has communicated this view to the Board. A copy of a letter dated October 9, 2006 from Karsch Capital to the Board is attached to this Schedule 13D as Exhibit 2.

From time to time Karsch Capital, its management and representatives may have other discussions with members of the Board, or with management, the full Board and other stockholders of the Issuer concerning operational and financial aspects of the Issuer and various ways of maximizing stockholder value. In addition, Karsch Capital may make proposals to the Board, seek to change the composition of and/or seek representation on the Board and solicit proxies or written consents from other stockholders of the Issuer.

Except for the actions referred to in the preceding paragraphs of this Item, Karsch Capital currently has no plans or proposals that would relate to or result in of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D.

Karsch Capital intends to review on a continuing basis its investment in the Issuer and its business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to Karsch Capital and all other factors deemed relevant, including, without limitation, the market for and price of the Shares, offers for the Shares, general economic conditions and other future developments, Karsch Capital may decide to sell or seek the sale of all or part of the Shares or to increase its holdings of in the Common Stock of the Issuer, engage in short selling of, or in hedging or similar transactions with respect to, the Shares and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions listed on Schedule A hereto were effected in open market purchases through various brokerage entities.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Joint Filing Agreement

Exhibit 2    Letter from Karsch Capital to the Board of CSK Auto Corporation

                               S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 9, 2006

KARSCH CAPITAL MANAGEMENT, LP            KARSCH MANAGEMENT GP, LLC
By: Karsch Management GP, LLC
    General Partner

By:    /s/  Michael A. Karsch            By:    /s/  Michael A. Karsch
       Michael A. Karsch                        Michael A. Karsch
       Managing Member                          Managing Member


       /s/  Michael A. Karsch
       Michael A. Karsch

                                   SCHEDULE A

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS



                                   Shares of Common Stock
        Date of Purchase (Sale)       Purchased (Sold)       Price Per Share ($)
        ------------------------------------------------------------------------
               8/30/2006                  194300                 11.319094
               8/31/2006                  100000                 11.508342
                9/1/2006                   7700                  11.683062
                9/1/2006                 (1100.00)               11.685981
                9/1/2006                  253300                 11.683114
                9/5/2006                  144300                 11.974511
                9/6/2006                  245000                 11.849367
                9/7/2006                  267600                 11.82056
                9/8/2006                  380000                 12.015236
               9/11/2006                  400000                 12.220217
               9/12/2006                  390000                 12.67813
               9/13/2006                   51000                 12.846333
               9/13/2006                  350000                 12.896368
               9/18/2006                  186000                 12.524107
               9/19/2006                  114000                 12.462614
               9/20/2006                   86000                 12.570837
               9/21/2006                  121700                 12.604026
               9/21/2006                  150000                  12.642
               9/21/2006                    430                  12.639069
               9/22/2006                  230000                 12.638147
               9/25/2006                  100000                 12.86867
               9/26/2006                   69800                 12.907206
               9/27/2006                   50000                  12.7011
               9/27/2006                  150000                  12.7634
               9/28/2006                   42700                  13.2544